April 14, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark P. Shuman
Matthew Crispino

Re:	Sabre Corporation
Registration Statement on Form S-1 (File No. 333-193438)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between April 4, 2014 and the date hereof 5,380 copies of the Preliminary Prospectus dated April 4, 2014 were distributed as follows: 359 to prospective underwriters; 4,390 to institutional investors; 15 to prospective dealers; 156 to individuals and 460 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 p.m. Eastern Time, on Wednesday, April 16, 2014, or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Deutsche Bank Securities Inc.
As representatives of the several Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Gaurav Gupta
	Name:	Gaurav Gupta
	Title:	Executive Director

By:	Goldman, Sachs & Co.

By:	/s/ David McDonald
	Name:	David McDonald
	Title:	Managing Director

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Ric Spencer
Name:	Ric Spencer
Title:	Managing Director

By:	Deutsche Bank Securities Inc.

By:	/s/ Benjamin Marsh
Name:	Benjamin Marsh
Title:	Director

By:	/s/ Jason Eisenhauer
Name:	Jason Eisenhauer
Title:	Director

Signature Page to Acceleration Request